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                                   FORM N-54A

             NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                      PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:    Technology Funding Venture Capital Fund VI, LLC
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Address of Principal Business Office (No. & Street, City, State, Zip Code): c/o
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Technology Funding Inc., 2000 Alameda de las Pulgas, Suite 250, San Mateo,
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CA 94403
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Telephone Number (including area code):     (415) 345-2200
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Name and address of agent for service of process:  Gail Mulcahy c/o Technology
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Funding Inc., 2000 Alameda de las Pulgas, Suite 250, San Mateo, CA 94403
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         Check one of the following:

[   ] The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:


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[ X ] The company is relying on rule 12g-2 under the Securities Exchange Act of
1934 in lieu of filing a registration statement for a class of equity securities under that Act.

         The file number of the registration as an investment company pursuant to section 8(a) of the act, if any, of the company:

         The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:

         The undersigned company certifies that it is a closed-end company organized under the laws of Delaware and with its principal place of business in California; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.





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         Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of San Mateo and state of California on the 19th day of March, 1997.


[SEAL]                                      Signature:  /s/Charles R. Kokesh
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                                                 Name: Charles R. Kokesh
                                                Title: Director

 Attest: /s/Gail Mulcahy
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   Name: Gail Mulcahy
  Title: Assistant Secretary